# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inflection Point Acquisition Corp. II, CIK 0001970622
CUSIP: G4790U102
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 167 Madison Avenue, Suite 205 #1017, New York, New York (NY), 10016
Date of event which requires filing of this statement: 11/18/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001569241

## Reporting persons
- Newtyn Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 700,000 (8.3% of the class)
  Comment: See Item 2 for additional information.
- Newtyn TE Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 426,300; shared voting power 0; sole dispositive power 426,300; shared dispositive power 0; aggregate amount beneficially owned 426,300 (5.1% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Inflection Point Acquisition Corp. II
Address of issuer's principal executive offices: 167 Madison Avenue, Suite 205 #1017, New York, New York 10016

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by (i) Newtyn Management, LLC, a New York limited liability company ("Newtyn Management"), and (ii) Newtyn TE Partners, LP, a Delaware limited partnership ("NTE", and collectively with Newtyn Management, the "Reporting Persons"). Newtyn Management is the investment manager to NTE and Newtyn Partners, LP, a Delaware limited partnership ("NP"). As of November 18, 2024, NTE held 426,300 Class A ordinary shares, par value $0.0001 per share ("Class A Shares"), and NP held 273,700 Class A Shares. Newtyn Management, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of November 18, 2024, Newtyn Management may be deemed to beneficially own the 700,000 Class A Shares held in the aggregate by NTE and NP. Beneficial ownership percentages are based upon 8,405,349 Class A Shares issued and outstanding as of November 18, 2024, based on information reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2024.
Address of principal business office or, if none, residence: The address for the Reporting Persons is 60 East 42nd Street, 9th Floor, New York, NY 10165.
Citizenship: Newtyn Management is organized under the laws of the State of New York. NTE is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Newtyn Management, LLC - 700,000.00
Newtyn TE Partners, LP - 426,300.00
Percent of class:
Newtyn Management, LLC - 8.3 %
Newtyn TE Partners, LP - 5.1
Sole power to vote or to direct the vote:
Newtyn Management, LLC - 700,000.00
Newtyn TE Partners, LP - 426,300.00
Shared power to vote or to direct the vote:
Newtyn Management, LLC - 0.00
Newtyn TE Partners, LP - 0.00
Sole power to dispose or to direct the disposition:
Newtyn Management, LLC - 700,000.00
Newtyn TE Partners, LP - 426,300.00
Shared power to dispose or to direct the disposition:
Newtyn Management, LLC - 0.00
Newtyn TE Partners, LP - 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Newtyn Management, LLC: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory (01/07/2025)
- Newtyn TE Partners, LP: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory of Newtyn Management, LLC, the Investment Manager (01/07/2025)